SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2010

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
 (Translation of registrant's name into English)

2 Amal Street, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

In connection with the Company's potential debt offering previously announced by the Company on November 2, 2010, attached hereto and incorporated by reference herein are the following:

(i) The unaudited pro forma condensed consolidated statements of financial position of the Company as of June 30, 2010 and the unaudited pro forma condensed consolidated statements of income of the Company for the six months period ended June 30, 2010 and for the year ended December 31, 2009.  This unaudited pro forma information is being submitted in connection with the potential offering described above.

The unaudited pro forma condensed consolidated statements of financial position have been prepared as though the Company's acquisition of Alon Israel Oil Co.'s approximately 80% holdings in Dor Alon Energy In Israel (1988) Ltd. ("Dor Alon") and the dividend distribution (contemplated within the framework of the acquisition) to the Company's shareholders not out of profits, of NIS 800 million, or approximately US $212 million (based on the representative rate of exchange on September 13, 2010) had occurred as of June 30, 2010. The unaudited pro forma condensed consolidated statement of income for the six months period ended June 30, 2010 and for the year ended December 31, 2009 has been prepared as though the acquisition of Dor Alon and the dividend distribution occurred as of January 1, 2009. The pro forma statements of income exclude nonrecurring costs resulting from the acquisition. The assumptions underlying the pro forma adjustments are described in the attached.

(ii) Unofficial English translations of the historical financial statement of Dor Alon for the six months ended June 30, 2010 and of the Director's Report of the Corporation State of Dor Alon's Affairs for the six and three month periods ended June 30, 2010.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities.
##

Alon Holdings Blue Square – Israel Ltd. is the largest retail group in the state of Israel. It operates in various segments: In its Supermarket segment it is a pioneer of modern food retailing in the region, and through its 100% subsidiary, Mega Retail Ltd., currently operates 206 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. The Company holds 80% of TASE traded Dor Alon, one of the four largest fuel retail companies in Israel based on the number of fuel stations and a leader in the convenience store sector, Dor Alon holds a Chain of 186 fuel stations and 175 convenience stores in various formats throughout Israel.   In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary Bee Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" product-s as retailer and wholesaler. In its Real Estate segment, the Company, through its TASE traded 78.39% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties.

2

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2009.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2010	ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

By:
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

4

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE –ISRAEL LTD.)

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

On October 3, 2010, Alon Holdings Blue Square - Israel Ltd. (hereafter - "BSI") completed the acquisition from its controlling shareholder Alon Israel Oil Co. (hereafter - Alon) of its' approximately 80% equity interest in Dor Alon Energy In Israel (1988) Ltd. (hereafter – Dor Alon), a company listed on the Tel Aviv stock exchange.  In exchange for the Dor Alon shares, BSI issued to Alon 1.80 BSI ordinary shares for each share of Dor Alon, and in the aggregate BSI issued 20,327,710 shares that significantly increased the issued and outstanding share capital of BSI.  Following the acquisition, on October 18, 2010 BSI distributed a dividend in the amount of NIS 800 million of which approximately NIS 400 million derived from working capital and NIS 400 million derived from bank credit and other sources. The dividend distribution was made by way of a capital reduction. The acquisition and the dividend were approved as required by law.

 Presented below are the unaudited pro forma condensed consolidated statements of financial position of BSI as of June 30, 2010 and the unaudited pro forma condensed consolidated statements of income of BSI for the six months period ended June 30, 2010 and for the year ended December 31, 2009. The unaudited pro forma condensed consolidated statements of financial position have been prepared as though the acquisition of Dor Alon and the dividend distribution occurred as of June 30, 2010. The unaudited pro forma condensed consolidated statements of income for the six months period ended June 30, 2010 and for the year ended December 31, 2009 have been prepared as though the acquisition of Dor Alon and the dividend distribution occurred as of January 1, 2009.  The pro forma statement of income excludes nonrecurring costs resulting from the transaction. The assumptions underlying the pro forma adjustments are described in the accompanying notes.

The purchase price for the acquisition of Dor Alon is NIS 966 million based on BSI's ordinary share price of NIS 47.51 (based on the closing price as of October 3, 2010 on the Tel Aviv Stock Exchange). In addition, it is estimated that the costs incurred in connection with the acquisition will be approximately NIS 3.0 million.

The acquisition was accounted for by BSI using the acquisition method. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of purchase and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of the purchase price over the fair value of the identifiable net assets acquired is recorded as goodwill. As of the date of this pro-forma information, the valuation studies necessary to finalize the fair values of the assets acquired and liabilities assumed and the related allocation of the purchase price have not been completed. Accordingly, BSI has allocated the total purchase price, calculated as described under "Note 3 to Unaudited condensed Consolidated Pro Forma financial Information", to the assets acquired and liabilities assumed, based on preliminary estimates of their fair values and amortization periods. A final determination of these fair values will reflect, among other things, BSI’s consideration of a final valuation based on the actual net tangible and intangible assets, such as customer relationships and brand names that existed as at the closing date of the acquisition. Any final adjustment will change the allocation of the purchase price, which will affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited condensed consolidated pro forma financial information.

The unaudited pro forma adjustments give effect to events that are directly attributable to the acquisition and are factually supportable. The unaudited pro forma condensed consolidated financial information is presented for information purposes only and reflects estimates and assumptions made by BSI’s management that it considers reasonable. It does not purport to represent what BSI’s actual results of operations or financial condition would have been had the acquisition occurred on the dates indicated, nor is it necessarily indicative of future results of operations or financial condition. In addition to the matters noted above, the unaudited condensed consolidated pro forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with BSI's acquisition of Dor Alon.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE –ISRAEL LTD.)

The accompanying unaudited condensed consolidated pro forma financial information as of June 30, 2010, for the six months period then ended and for the year ended December 31, 2009 is based upon and should be read in conjunction with: (i) the historical consolidated financial statements of the Company for the year ended December 31, 2009 contained in the 2009 20-F, which is incorporated herein by reference; (ii) Operating and Financial Review and Prospects included as Item 5. to the 2009 20-F, (iii) the historical consolidated financial statements of the Company for the six month period ended June 30, 2010 and the Company's Management's Discussion and Analysis of Financial Condition and Results of Operation for the six month period ended June 30, 2010, both of which were attached to the Company's Form 6-K, dated October 14, 2010; (iv) the historical  financial statements of Dor Alon for the year ended December 31, 2009 and the Directors Reports of the Company's Affairs for Dor Alon attached as Annex C and D to the Company's proxy statement, respectively, which was attached to the Company's Form 6-K, dated May 27, 2010; and (v) the historical  financial statements of Dor Alon for the six months ended December 31, 2010 and the Director's Report on Dor Alon's State of Affairs in the six and three month periods ended June 30, 2010, both of which were attached to the Company's Form 6-K, dated November 5, 2010.

2

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE –ISRAEL LTD.)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	June 30, 2010
	Historical BSI	Historical Dor Alon	Pro Forma Adjustments	Note		Pro Forma Consolidated	Pro Forma Consolidated
	NIS in thousands						US dollars in thousands(9)
ASSETS
Current Assets:
Cash and cash equivalents	262,517	55,896	(173,973)	5		144,440	37,275
Short-term bank deposit	-	119,879	-			119,879	30,937
Investment in securities	431,786	118,133	(226,027)	5		323,892	83,585
Trade receivables	795,925	883,963	(67,472)	6		1,612,416	416,107
Other accounts receivable	83,406	50,839	(7,166)	6		127,079	32,795
Related parties	-	37,049	-			37,049	9,561
Derivative financial instruments	9,051	8,747	-			17,798	4,593
Income taxes receivable	69,994	21,220	-			91,214	23,539
Inventories	537,341	109,761	-			647,102	166,994
Total current assets	2,190,020	1,405,487	(474,638)			3,120,869	805,386

Non-Current Assets:
Property and equipment	1,975,758	919,907	20,000	3	a	2,915,665	752,430
Real estate inventories	83,342	-	-			83,342	21,508
Payments on account of real estate inventories and investment property	92,653	-	-			92,653	23,910
Investment property	447,517	-	-			447,517	115,488
Goodwill	299,889	150,688	512,725	3	a	963,302	248,594
Other intangible assets, net	110,704	22,446	319,761	3	a	452,911	116,880
Loans receivable, net of current maturities	-	140,290	-			140,290	36,204
Available for sale financial assets	-	32,424	-			32,424	8,367
Investments in associates	4,302	1,508	-			5,810	1,499
Derivative financial instruments	13,818	5,092	-			18,910	4,880
Other long-term receivables	24,952	27,341	-			52,293	13,495
Deferred taxes	40,541	16,495	-			57,036	14,719
Total non-current assets	3,093,476	1,316,191	852,486			5,262,153	1,357,974
Total assets	5,283,496	2,721,678	377,848			8,383,022	2,163,360

3

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE –ISRAEL LTD.)

	June 30, 2010
	Historical BSI	Historical Dor Alon	Pro Forma Adjustments	Note		Pro Forma Consolidated	Pro Forma Consolidated
	NIS in thousands						US dollars in thousands(9)
LIABILITIES AND EQUITY

Current Liabilities:
Credit and loans from banks and others	427,787	510,144	33,333	4		971,264	250,649
Current maturities of debentures and convertible debentures	76,235	143,360	8,583	3	b	228,178	58,885
Trade payables	960,840	349,260	-			1,310,100	338,090
Other accounts payable and accrued expenses	499,513	196,091	1,000	7		696,604	179,768
Related parties	-	83,255	(74,638)	6		8,617	2,224
Customers' deposits	-	30,480	-			30,480	7,866
Income taxes payable	24	2,432	-			2,456	634
Provisions	44,273	11,147	-			55,420	14,302
Total current liabilities	2,008,672	1,326,169	(31,722)			3,303,119	852,418
Non Current Liabilities:
Long-term loans from banks, net of current maturities	541,528	385,878	366,667	4		1,294,073	333,954
Convertible debentures, net of current maturities	132,334	-	20,356	8		152,690	39,404
Debentures, net of current maturities	1,261,208	599,273	62,417	3	b	1,922,898	496,232
Derivative financial instruments	6,241	1,249	-			7,490	1,933
Liabilities in respect of employee benefits, net of amount funded	47,728	1,557	-			49,285	12,719
Other liabilities	22,526	718	-			23,244	5,998
Deferred taxes	56,345	490	51,537	3	e	108,372	27,967
Total long-term liabilities	2,067,910	989,165	500,977			3,558,052	918,207
Total liabilities	4,076,582	2,315,334	469,255			6,861,171	1,770,625

Equity:
Equity attributable to equity holders of the Company:	1,019,713	406,344	(261,930)	3	d	1,164,127	300,419

Non-controlling interests	187,201	-	170,523	3	d	357,724	92,316

Total equity	1,206,914	406,344	(91,407)			1,521,851	392,735

Total liabilities and equity	5,283,496	2,721,678	377,848			8,383,022	2,163,360

4

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE –ISRAEL LTD.)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

	For the six month period ended June 30, 2010
	Historical BSI	Historical Dor Alon	Pro Forma Adjustments	Note	Pro Forma Consolidated	Pro Forma Consolidated
	NIS in thousands					US dollars in thousands(9)
Revenues	3,599,487	3,381,653	(12,528)	6	6,968,612	1,798,352
Less government levies	-	1,311,591	-		1,311,591	338,475
Net revenues	3,599,487	2,070,062	(12,528)		5,657,021	1,459,877
Cost of sales	2,572,775	1,667,940	(7,461)	6	4,233,254	1,092,453
Gross profit	1,026,712	402,122	(5,067)		1,423,767	367,424
Selling, general and administrative expenses	891,642	314,218	5,617	3c,6	1,211,477	312,639

Operating profit before other gains and losses and changes in fair value of investment property	135,070	87,904	(10,684)		212,290	54,785
Other gains	1,419	1,155	-		2,574	664
Other losses	(8,528)	-	2,000	7	(6,528)	(1,685)
Changes in fair value of investment property , net	13,187	-	-		13,187	3,403
Operating profit	141,148	89,059	(8,684)		221,523	57,167

Finance income	20,078	16,878	(2,728)	5	34,228	8,833
Finance expenses	76,787	63,634	(4,212)	3c, 4	136,209	35,151
Finance expenses, net	(56,709)	(46,756)	1,484		(101,981)	(26,318)
Share in profits (losses) of associates	(576)	102	-		(474)	(122)
Income before taxes on income	83,863	42,405	(7,200)		119,068	30,727
Taxes on income	25,656	10,472	(1,368)	3c, 4, 5	34,760	8,970

Net income for the period	58,207	31,933	(5,832)		84,308	21,757

Attributable to:
Equity holders of the company	47,725		19,585		67,310	17,371
Non – controlling interests	10,482		6,515		16,997	4,386
Net income per Ordinary share or ADS attributed to Company shareholders:
Basic(1)	1.08				1.04	0.27
Fully diluted (1)	1.06				1.04	0.27
Weighted average number of shares or ADSs used for computation of net income per share:
Basic	44,282,052		20,327,710		64,609,762	64,609,762
Fully diluted (1)	44,834,944		19,908,502		64,743,446	64,743,446

 (1) The weighted average number of shares outstanding during the period has been adjusted to give effect to shares to be issued as consideration for the transaction as if the acquisition had taken place as of January 1, 2009 and for the dilutive effect of the conversion of convertible debt and employee share options.

5

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE –ISRAEL LTD.)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

	For the year ended December 31, 2009
	Historical BSI	Historical Dor Alon	Pro Forma Adjustments	Note	Pro Forma Consolidated	Pro Forma Consolidated
	NIS in thousands					US dollars in thousands(9)
Revenues	7,349,076	6,246,905	(28,061)	6	13,567,920	3,501,399
Less government levies	-	(2,543,303)	-		(2,543,303)	(656,336)
Net revenues	7,349,076	3,703,602	(28,061)		11,024,617	2,845,063
Cost of sales	5,291,012	2,921,593	(13,052)	6	8,199,553	2,116,014
Gross profit	2,058,064	782,009	(15,009)		2,825,064	729,049
Selling, general and administrative expenses	1,817,099	596,418	6,359	3c,6	2,419,876	624,484

Operating profit before other gains and losses and changes in fair value of investment property	240,965	185,591	(21,368)		405,188	104,565
Other gains	4,699	-	-		4,699	1,213
Other losses	(32,803)	(2,610)	-		(35,413)	(9,139)
Changes in fair value of investment property , net	20,775	-	-		20,775	5,361
Operating profit	233,636	182,981	(21,368)		395,249	102,000

Finance income	64,780	27,107	(1,019)	5	90,868	23,450
Finance expenses	177,454	132,582	12,058	3c, 4	322,094	83,121
Finance expenses, net	(112,674)	(105,475)	(13,077)		(231,226)	(59,671)
Share in profits (losses) of associates	(37)	80	-		43	11
Income before taxes on income	120,925	77,586	(34,445)		164,066	42,340
Taxes on income	23,124	19,924	(4,355)	3c, 4, 5	38,693	9,985

Net income for the year	97,801	57,662	(30,090)		125,373	32,355

Attributable to:
Equity holders of the company	77,163		15,781		92,944	23,986
Non – controlling interests	20,638		11,791		32,429	8,369
Net income per Ordinary share or ADS attributed to Company shareholders:
Basic and Fully diluted (1)	1.77				1.45	0.37
Weighted average number of shares or ADSs used for computation of income per share:
Basic and Fully diluted (1)	43,558,614		20,327,710		63,886,324	63,886,324

(1) The weighted average number of shares outstanding during the period has been adjusted to give effect to shares to be issued as consideration for the transaction as if the acquisition had taken place as of January 1, 2009 and for the dilutive effect of the conversion of convertible debt and employee share options.

6

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE –ISRAEL LTD.)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Note 1.

Historical BSI and Dor Alon Information

Represents the historical condensed consolidated statements of financial position and condensed consolidated statements of income which have been extracted from the unaudited and audited consolidated financial statements for June 30, 2010 and December 31, 2009, respectively, of BSI and Dor Alon, which have been prepared in accordance with IFRS as issued by the International Accounting Standard Board, or IASB, and are incorporated by reference or included elsewhere in this 6-K.

Note 2.

In January 2008  the IASB, issued IFRS 3R, which replaced IFRS 3 "Business Combinations". IFRS 3R is effective for transactions for which the acquisition date is on or after the beginning of financial years commencing on or after July 1, 2009. The amended standard continues making use of the purchase accounting method in accounting for business combinations. For the purpose of the pro forma information this acquisition was accounted for by way of retrospective implementation of IFRS 3R. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of purchase and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of the purchase price over the fair value of the identifiable net assets acquired is recorded as goodwill.

Note 3.

Adjustments to Reflect the Accounting for the acquisition of Dor Alon by BSI

Under the purchase method of accounting, the total consideration of NIS 966 million is allocated to Dor Alon’s identifiable tangible and intangible assets and liabilities assumed based on their estimated fair values as of the date of the completion of the transaction.

(a)	The purchase price allocated to Dor Alon’s assets acquired and liabilities assumed is based on a preliminary estimate of the fair value and the useful life of those assets and liabilities, as follows:

	As of June 30, 2010
	Book value of net assets acquired	Adjustments (1)		Fair value	Estimated useful life
	(in NIS thousands)				Years
	(Unaudited)
Current assets	1,405,487	-		1,405,487
Brand names	4,164	155,836		160,000	12-16
Customer relationships	1,495	63,925		65,420	8-12
Operating leases*	-	100,000		100,000	5-24
Other intangible assets	16,787	-		16,787
Goodwill	150,688	512,725		663,413
Property and equipment	919,907	20,000		939,907	3-80
Deferred taxes	16,495	-		16,495
Other non-current assets	206,655	-		206,655
Current liabilities	(1,326,169)	(8,583	) (b)	(1,334,752)	1
Deferred taxes	(490)	(51,537	) (e)	(52,027)
Other non-current liabilities	(988,675)	(62,417	) (b)	(1,051,092)	3-6
Net assets acquired	406,344	729,949		1,136,293
Non - controlling interests				170,523
Purchase price				965,770

* Represents the fair value of operating lease agreements with preferential rates.

7

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE –ISRAEL LTD.)

(1)	Represents the amount required to adjust the book value of net assets acquired to their estimated fair values. For additional information regarding these adjustments, refer to the notes b-e below.
(b)
Represents a fair value acquisition adjustment of Dor Alon's debentures and convertible debentures, of which the majority are quoted, in the total amount of NIS 71 million (including NIS 8.6 million current maturities).

(c)
Represents amortization of the fair value of intangible assets acquired, the depreciation of property and equipment, fair value step up and the amortization of additional debt premium. Calculation of pro forma amortization expense is as follows (NIS in thousands):

	Six months period ended June 30, 2010	Year ended December 31, 2009
	NIS in thousands
	(Unaudited)
Acquired identifiable assets assumed:
Brand names	5,333	10,667
Customer relationships	3,300	6,600
Operating leases	2,500	5,000
Property and equipment	167	333
	11,300	22,600
Acquired identifiable liabilities assumed:
Debentures and convertible debentures	24,669	49,337

Six months period ended June 30, 2010:

	Reversal of historical expense	Amortization of assets and liabilities in purchase accounting	Pro Forma adjustments
	NIS in thousands
	(Unaudited)
Allocated to:
Selling, general and administrative expenses	(616)	11,300	10,684
Financial expenses	(36,336)	24,669	(11,667)
Tax on income			(246)

Year ended December 31, 2009:

	Reversal of historical expense	Amortization of assets and liabilities in purchase accounting	Pro Forma adjustments
	NIS in thousands
	(Unaudited)
Allocated to:
Selling, general and administrative expenses	(1,232)	22,600	21,368
Financial expenses	(72,671)	49,337	(23,334)
Tax on income			(511)

8

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE –ISRAEL LTD.)

(d)	Adjustments to the equity balance as of June 30, 2010 consist of the following:

	Equity attributable to equity holders of the Company
	Share capital	Share premium and other reserves	Cost of Company's shares held by the Company and its subsidiary	Accumulated deficit	Total	Non - controlling interests	Total
	(in NIS thousands)
	(Unaudited)
Elimination of Dor Alon historical equity	(26,638)	(306,267)	44,450	(117,889)	(406,344)	-	(406,344)
Newly issued equity (1)	20,328	945,442	-	-	965,770	-	965,770
Less dividend distribution	-	(800,000)	-	-	(800,000)		(800,000)
Adjustment for transaction costs	-	-	-	(1,000)	(1,000)	-	(1,000)
Adjustment of the conversion component embedded in convertible debentures of BSI due to dividend distribution(3)	-	-	-	(20,356)	(20,356)	-	(20,356)
New non - controlling interests(2)	-	-	-	-	-	170,523	170,523
Total adjustments	(6,310)	(160,825)	44,450	(139,245)	(261,930)	170,523	(91,407)

(1)
The purchase price of the acquisition of Dor Alon in the amount of NIS 966 million is based on BSI's ordinary share price of NIS 47.51 (based on the closing price as of October 3, 2010 at Tel Aviv Stock Exchange) and the 20,328 thousand shares issued upon the acquisition.

(2)	The non - controlling interests is represented at fair value according to Dor Alon's ordinary share price of NIS 60.44 (based on the closing price as of October 3, 2010).

(3)	See note 8

(e)	Taxes

Reflecting the tax effect of the pro forma adjustments in the amount of NIS 51.5 million, using the tax rate expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

A final determination of the fair values of the assets acquired and liabilities assumed may differ materially from the preliminary estimates and will include management’s final valuation of the fair values of assets acquired and liabilities assumed. This final valuation will be based on the actual net tangible and intangible assets of Dor Alon that existed as of the date of the completion of the acquisition. The final valuation may change the allocation of the purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed combined financial statements data. Accordingly, the approximate amount of NIS 663.4 million which has been preliminarily allocated to goodwill may be reallocated to amortizable intangible or depreciating assets resulting in a depreciation or amortization charge in the statement of income.

Note 4.

The pro forma statement of income for the six months period ended June 30, 2010 reflects additional borrowings of a long-term loan in the amount of NIS 400 million which are linked to the CPI and bearing interest at annual rates of 2.7% - 2.8% and repayable in ten annual installments, payable at the end of each year, of which the first nine equal installments will amount to 75% of the principal balance and the last installment will amount to the remaining 25% of the principal balance. Financial expenses for the six months period ended June 30, 2010 with regard to the said loan amounted to NIS 7.5 million and are included in the statement of income within "Financial expenses". A 0.25% increase in the annual interest rate used in preparing the pro forma financial information would result in an increase of NIS 0.5 million in the financial expenses. A 0.25% decrease in the annual interest rate used in the pro forma financial information would result in a decrease of NIS 0.5 million in the financial expenses.

9

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE –ISRAEL LTD.)

The pro forma statement of income for the year ended December 31, 2009 reflects additional borrowings of a long-term loan in the amount of NIS 400 million which are linked to the CPI and bearing interest at an annual rate of 3.0% and repayable in ten equal annual installments and short term loans in the amount of NIS 400 million and bearing an interest rate at prime less 0.5% (3.25% on September, 2010) that were repaid in September 2009. Financial expenses for the year ended December 31, 2009 with regard to the said loans amounted to NIS 35.4 million and are included in the statement of income within "Financial expenses". A 0.25% increase in the annual interest rate used in preparing the pro forma financial information, would result in an increase of NIS 1.7 million in the financial expenses. A 0.25% decrease in the annual interest rate used in the pro forma financial information would result in a decrease of NIS 1.7 million in the financial expenses.

Note 5.

The pro forma statement of income for the six months period ended June 30, 2010 reflects adjustment of financial income from deposits and part of the investment in securities that were recorded during 2010. The deposits and the investment in securities were used for the dividend distribution.

The pro forma statement of income for the year ended December 31, 2009 reflects adjustment of financial income from a deposit that was recorded during 2009. The deposit was used to repay the short term loans on September 2009, see Note 4 above.

Note 6.

BSI acts as acquiror of goods and sold them to Dor Alon's convenience stores, and Dor Alon sells gasoline to BSI for own use and commercial use in two gas station that BSI operates. In addition, BSI and Dor Alon are together owners of the "YOU" membership loyalty club.

Accordingly, in this pro forma the transactions between BSI and Dor Alon are treated as intercompany transactions and are eliminated from the intercompany balances in the Pro Forma Adjustments column of the financial position and statement of income.

As of June 30, 2010
NIS in thousands
(Unaudited)
Trade receivables	(67,472)
Other accounts receivable	(7,166)
Related parties	(74,638)

	Six months period ended June 30, 2010	Year ended December 31, 2009
	NIS in thousands
	(Unaudited)
Revenues	(12,528)	(28,061)

Cost of sales	(7,461)	(13,052)

Selling, general andadministrative expenses	(5,067)	(15,009)

10

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE –ISRAEL LTD.)

Note 7.

Reflects adjustments for nonrecurring acquisition related costs amounting to approximately NIS 3 million, of which approximately NIS 2 million have been recorded in the statement of income for the six months period ended June 30, 2010.

 Note 8.

As the result of the dividend distribution in the amount of NIS 800 million, the conversion ratio of the convertible debentures was amended and is currently 6.083 and the adjusted exercise price of the employee share options was adjusted in accordance with the terms of the grant. The effect of the amendment of the conversion ratio resulted in an increase of the fair value of the embedded conversion feature, which amounts to approximately NIS 20.4 million. This represents a nonrecurring cost that arises from the dividend distribution as part of the transaction and is reflected only in the statement of financial position.

Note 9 - Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at June 30, 2010: U.S. $1.00 equals NIS 3.875. The translation was made solely for the convenience of the reader.

11

DOR ALON ENERGY IN ISRAEL (1988) LTD.

INTERIM FINANCIAL STATEMENTS

(Unaudited)
AT JUNE 30, 2010

DOR ALON ENERGY IN ISRAEL (1988) LTD.

INTERIM FINANCIAL STATEMENTS

(Unaudited)

AT JUNE 30, 2010

TABLE OF CONTENTS

Page

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS -
IN NEW ISRAELI SHEKELS (NIS):
Statement of financial position	2-3
Statement of income	4
Statement of comprehensive income	5
Statement of changes in shareholders' equity	6-7
Statement of cash flows	8-9
Notes to condensed consolidated financial statements	10-19

_______________________
___________________________
________________________

DOR ALON ENERGY IN ISRAEL (1988) LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT JUNE 30 2010

	June 30		December 31,
	2010	2009	2009
	(Unaudited)		(Audited)
	NIS in thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	55,896	41,370	49,305
Short-term deposits	119,879	116,458	112,788
Financial assets at fair value through profit or loss	92,629		92,015
Available for sale financial assets	25,504
Derivative financial instruments	8,747		9,572
Income tax receivable	21,220	51,220	39,651
Accounts receivable:
Trade	883,963	778,260	897,545
Other	50,839	56,631	60,072
Interested parties	37,049	18,065	26,070
Inventories	109,761	95,213	120,713
Total current assets	1,405,487	1,157,217	1,407,731

NON-CURRENT ASSETS:
Loans receivable (net of current maturities)	140,290	104,384	101,951
Investments in associated companies	1,508	1,675	1,654
Derivative financial instruments	5,092	6,600	4,040
Available for sale financial assets	32,424
Long-term investments and long-term receivables	27,341	31,325	25,233
Property, plant and equipment, net of depreciation	919,907	*870,912	*868,092
Intangibles	173,134	173,300	173,702
Petroleum and gas assets		48,759	62,046
Exploration and evaluation assets		4,739	4,739
Deferred income taxes	16,495	*11,824	11,758
Total non-current assets	1,316,191	1,253,518	1,253,215
TOTAL ASSETS	2,721,678	2,410,735	2,660,946

Itzhak Badar	David Wiessman	Israel Yaniv	Zeev Cohen
Joint Chairman	Joint Chairman of	Chief Executive	Chief Financial
of the Board of Directors	The Board of Directors -	Officer	Officer
Active

Date of approval of the financial statements: August 17, 2010.

	June 30		December 31,
	2010	2009	2009
	(Unaudited)		(Audited)
	NIS in thousands

Liabilities and equity
CURRENT LIABILITIES:
Credit, short-term loans and current maturities of long-term loans	510,144	452,530	391,869
Current maturities of debentures	143,360	174,415	178,451
Deposits from customers	30,480	31,057	31,004
Derivative financial instruments		5,098	543
Accounts payable and accruals:
Trade	349,260	326,752	351,976
Other	196,091	173,309	177,136
Interested parties	83,255	76,796	67,800
Income taxes payable	2,432	1,318	979
Provisions for other liabilities	11,147	12,571	11,793
Total current liabilities	1,326,169	1,253,846	1,211,551
LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	385,878	313,725	359,017
Debentures, net of current maturities	599,273	439,394	668,109
Debentures convertible into shares, net of current Maturities		85,302	91,881
Employee rights upon retirement - net	1,557	2,206	2,445
Derivative financial instruments	1,249	488	152
Deferred income taxes	490	*705	499
Provisions for other liabilities	718	4,300	712
Total long-term liabilities	989,165	846,120	1,122,815

TOTAL LIABILITIES	2,315,334	2,099,966	2,334,366

EQUITY ATTRIBUTED TO COMPANY SHAREHOLDERS:
Share capital	26,638	25,953	25,953
Capital surplus	306,267	242,489	240,985
Retained earnings	117,889	86,349	104,092
Less- cost of company shares held by the company and by a subsidiary	(44,450)	(44,022)	(44,450)
Total equity	406,344	310,769	326,580
Total equity and liabilities	2,721,678	2,410,735	2,660,946

*  Reclassified (see note (3a3) and note 6).

The accompanying notes are an integral part of the financial statements.

DOR ALON ENERGY IN ISRAEL (1988) LTD.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2010

	Six months ended June 30		Three months ended June 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)		(Unaudited)		(Audited)
	NIS in thousands
CONTINUED OPERATIONS

SALES	3,381,653	2,877,029	1,735,467	1,517,881	6,246,905
LESS – government levies	1,311,591	1,175,148	658,367	601,127	2,543,303
NET SALES	2,070,062	1,701,881	1,077,100	916,754	3,703,602
COST OF SALES	1,667,940	1,323,915	862,649	707,118	2,921,593
GROSS PROFIT	402,122	377,966	214,451	209,636	782,009

SELLING AND MARKETING EXPENSES	293,797	263,019	154,380	137,606	553,574
GENERAL AND ADMINISTRATIVE EXPENSES	20,421	20,096	9,718	10,281	42,844
OTHER EXPENSES (INCOME) – net	(1,155)	203	(1,127)	260	2,610
INCOME FROM ORDINARY OPERATIONS	89,059	94,648	51,480	61,489	182,981
FINANCIAL INCOME	16,878	19,229	7,418	8,018	27,107
FINANCIAL EXPENSES	63,634	58,692	39,485	39,600	132,582
FINACIAL EXPENSES – net	46,756	39,463	32,067	31,582	105,475
SHARE IN PROFITS OF ASSOCIATED COMPANIES – net	102	106	90	44	80
INCOME BEFORE TAXES ON INCOME	42,405	55,291	19,503	29,951	77,586
TAXES ON INCOME	10,472	15,839	5,302	8,707	19,924
INCOME FOR THE PERIOD FROM
CONTINUING OPERATIONS	31,933	39,452	14,201	21,244	57,662
DISCONTINUING OPERATIONS (see note 4)
INCOME FOR THE PERIOD FROM DISCONTINUING OEPRATIONS	25,503
INCOME FOR THE PERIOD ATTRIBUTED TO COMPANY'S SHAREHOLDERS	57,436	39,452	14,201	21,244	57,662

NET INCOME PER SHARE ATTRIBUTED TO COMPANY'S SHARHEOLDRS (NIS):
Basic and fully diluted:
From continuing operations	2.28	2.94	1.01	1.58	4.30
Including discontinued operations	4.10	2.94	1.01	1.58	4.30

The accompanying notes are an integral part of the financial statements.

DOR ALON ENERGY IN ISRAEL (1988) LTD.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2010

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31,
	2010	2009	2010	2009	2009
	(Unaudited)		(Unaudited)		(Audited)
	NIS in thousands
Net income for the period	57,436	39,452	14,201	21,244	57,662
Other comprehensive loss:
Actuarial losses in respect of liability for employee rights upon retirement – net of taxes					(467)
Revaluation of available for sale financial assets, net of taxes	(5,750)		(1,345)
Exchange differences on translation of foreign operations	1,504				(1,504)
Other comprehensive loss for the period, net of taxes	(4,246)		(1,345)		(1,971)
Total comprehensive income	53,190	39,452	12,856	21,244	55,691

The accompanying notes are an integral part of the financial statements.

(Continued) - 1
DOR ALON ENERGY IN ISRAEL (1988) LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS'  EQUITY
FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2010

	Equity attributed to company shareholders
			Cost of company
			shares held by the
	Ordinary	capital	company and by a	Retained
	shares	surplus	subsidiary	earnings	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2010 (audited)	25,953	240,985	(44,450)	104,092	326,580
CHANGES DURING THE 6 MONTHS ENDED JUNE 30, 2010 (unaudited):
Transactions with shareholders:
Conversion of convertible debentures	685	69,528			70,213
Dividend in kind (see note 4)				(18,639)	(18,639)
Dividend paid				(25,000)	(25,000)
Total transactions with shareholders	685	69,528		(43,639)	26,574
Total comprehensive income for the six-month period ended June 30 ,2010		(4,246)		57,436	53,190
BALANCE AT JUNE 30, 2010 (unaudited)	26,638	306,267	(44,450)	117,889	406,344

BALANCE AT JANUARY 1, 2009 (audited)	25,953	242,489	(44,022)	46,897	271,317
CHANGES DURING THE 6 MONTHS ENDED JUNE 30, 2009 (unaudited):
Total comprehensive income for the 6 months ended June 30, 2009				39,452	39,452
BALANCE AT JUNE 30, 2009 (unaudited)	25,953	242,489	(44,022)	86,349	310,769

(Concluded) - 2
DOR ALON ENERGY IN ISRAEL (1988) LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2010

	Equity attributed to company shareholders
			Cost of company
			shares held by the
	Ordinary	capital	company and by a	Retained
	shares	surplus	subsidiary	earnings	Total
	NIS in thousands
BALANCE AT APRIL 1, 2010 (unaudited)	26,638	307,612	(44,450)	103,688	393,488
CHANGES DURING THE 3-MONTH PERIOD ENDED JUNE 30, 2010 (unaudited):
Total comprehensive income for the 3 months ended June 30, 2010		(1,345)		14,201	12,856
BALANCE AT JUNE 30, 2010 (unaudited)	26,638	306,267	(44,450)	117,889	406,344
BALANCE AT APRIL 1, 2009 (unaudited)	25,953	242,489	(44,022)	65,105	289,525
CHANGES DURING THE 3-MONTH PERIOD ENDED JUNE 30, 2009 (unaudited):
Total comprehensive income for the 3 months ended June 30, 2009				21,244	21,244
BALANCE AT JUNE 30, 2009 (unaudited)	25,953	242,489	(44,022)	86,349	310,769

BALANCE AT JANUARY 1, 2009 (audited)	25,953	242,489	(44,022)	46,897	271,317
CHANGES IN 2009 (audited):
Transactions with shareholders:
Purchase of company shares by the company			(428)		(428)
Total comprehensive income for the year		(1,504)		57,195	55,691
BALANCE AT DECEMBER 31, 2009	25,953	240,985	(44,450)	104,092	326,580

The accompanying notes are an integral part of the financial statements.

Continued – (1)
DOR ALON ENERGY IN ISRAEL (1988) LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2010

	6 months ended June 30		3 months ended June 30		Year ended December 31,
	2010	2009	2010	2009	2009
	(Unaudited)		(Unaudited)		(Audited)
	NIS in thousands
Cash flows from operating activities before taxes on income(a)	154,118	226,452	43,015	97,718	212,658
Income taxes received (paid) - net	11,707	(8,246)	2,370	(1,483)	849
Net cash provided by operating activities	165,825	218,206	45,385	96,235	213,507

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(86,037)	(37,550)	(31,878)	(19,829)	(80,054)
Proceeds from sale of property, plant and equipment	321	553	236	227	5,856
Costs charged to intangibles	(1,162)	(900)	(806)	(508)	(3,792)
Investment in natural gas exploration*	(168)	(18,542)		(11,882)	(33,333)
Short-term deposit – net	(7,091)	(8,037)	4,539	7,737	(4,367)
Investment in financial assets at fair value through profit or loss – net	1,394		415		(91,620)
Acquisition of available for sale securities	(29,877)
Long-term loans granted	(11,815)	(17,815)	(11,341)	(1,139)	(26,359)
Acquisition of controlling rights in proportionately consolidated entity (b)	134
Repayment of long-term loans granted	15,310	11,125	5,231	5,882	19,437
Interest received	9,914		7,223		4,856
Net cash used in investing activities	(109,077)	(71,166)	(26,381)	(19,512)	(209,376)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(25,000)		(25,000)
Acquisition of company shares					(428)
Long-term loans received	95,048	25,000	95,000	25,000	119,501
Repayment of long-term loans	(46,932)	(43,691)	(21,988)	(25,275)	(94,670)
Proceeds from issuance of debentures net of issuance Costs					217,044
Repayment of debentures	(133,091)	(160,812)	(130,879)	(158,676)	(164,524)
Receipt of short-term loans	83,925	86,716	75,491	39,847	17,117
Interest paid	(36,475)	(36,182)	(24,406)	(27,304)	(73,155)
Net cash provided by (used in) financing activities	(62,525)	(128,969)	(31,782)	(146,408)	20,885
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND BANK OVERDRAFTS	(5,777)	18,071	(12,778)	(69,685)	25,016
BALANCE OF CASH, CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	47,058	22,042	54,059	109,798	22,042
BALANCE OF CASH, CASH EQUIVALENTS AND BANK OVERDRAFTS	41,281	40,113	41,281	40,113	47,058

*  As to discontinued operations, see note 4.

Concluded – (2)

DOR ALON ENERGY IN ISRAEL (1988) LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX AND THREE-MONTH PERIODS ENDED JUNE 30, 2010

						Year ended December 31,
		2010	2009	2010	2009	2009
		(Unaudited)		(Unaudited)		(Audited)
		NIS in thousands
(a)	Cash flow generated from operations
	Income before taxes on income, including discontinued operations	67,908	55,291	19,503	29,951	77,586
	Adjustments in respect of:
	Profit recognized from sale of holdings in partnership – net of taxes (see note 4)	(25,503)
	Share in profits of investees net of dividend received therefrom Net	149	212	(89)	(44)	233
	Depreciation and amortization	44,649	41,357	24,011	21,209	85,990
	Liability for employee rights upon retirement – net	(888)	(847)	(704)	(459)	(1,192)
	Capital loss (gain)	(122)	203	(94)	260	860
	Loss (gain) on change in fair value of derivative financial Instruments	327	(16,955)	(5,154)	(10,400)	(28,796)
	Gain from change in fair value of financial instruments at fair value through profit or loss	(2,008)		(735)		(457)
	Interest received	(9,914)		(7,223)		(4,856)
	Interest paid	36,475	36,182	24,406	27,304	73,155
	Linkage differences on principal of long-term loans granted	(1,948)	(1,731)	(3,447)	2,034	(3,692)
	Linkage differences on principal of long-term loans received	721	3,981	3,762	6,901	13,699
	Linkage differences and amortization of discount in respect of debentures and convertible debentures	7,496	23,307	10,734	22,327	49,305
		117,342	141,000	64,970	99,083	261,835
	Changes in operating assets and liabilities items:
	Increase in long-term deposits received from customers	(524)	332	(691)	744	279
	Decrease (increase) in accounts receivable:
	Trade	13,807	(15,995)	(11,759)	(41,817)	(134,737)
	Interested parties and other	(17,721)	(6,514)	(7,529)	6,235	(14,799)
	Increase (decrease) in accounts payable and accruals:
	Trade	(2,776)	38,998	7,009	44,697	64,222
	Interested parties, provisions and other	32,821	25,270	(16,141)	(8,700)	17,997
	Decrease (increase) in inventories	11,169	43,361	7,156	(2,524)	17,861
		36,776	85,452	(21,955)	(1,365)	(49,177)

	Cash flows from operating activities before taxes on income	154,118	226,452	43,015	97,718	212,658
(b)	Purchase of rights in a proportionately consolidated entity:
	Working capital (excluding cash and cash equivalents)	(2,880)
	Property, plant and equipment	(5,284)
	Loans and long-term receivables	8,298
		134
(c)	Supplementary information on financing activities not involving cash flows for the 6 month period ended June 30, 2010:
	Dividend in kind (NIS 18,639) – see note 4 below Conversion of debentures into shares – NIS 70, 213 thousands – see note 5a below

The accompanying notes are an integral part of the financial statements.

DOR ALON ENERGY IN ISRAEL (1988) LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

AT JUNE 30, 2010

(UNAUDITED)
NOTE 1 – GENERAL

Dor Alon Energy Israel (1988) Ltd. (hereafter - the company) is engaged in purchasing of oil products, lubricants and gas and marketing those products using tank cars, direct flow and filling stations directly and through investee companies (hereafter – the group).  The company is also engaged in the erection and activation of filling stations and commercial areas as well as operating branches of retailer selling product for private consumption in the Tel-Aviv area. In 1991, the company was recognized as an “oil company” and subsequently was authorized to participate in the national energy market. As to segment data, see note 5.

The company is under control and ownership of Alon Israel Oil Company Ltd. (hereafter – Alon or the parent company) (see also note 7c).
The company is a limited public company, which was incorporated in Israel and is Israeli resident.
The stock exchange on which the company's shares are quoted is the Tel-Aviv Stock Exchange.

NOTE 2 – BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The interim condensed consolidated financial statements of the group as of June 30, 2010 and for the 6 and 3-month periods ended on that date (hereinafter - the interim financial statements) was prepared in accordance with International Accounting Standard No. 34 - "Interim Financial Reporting" (hereafter – "IAS 34") and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. The interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2009 and for the year ended on that date and with the notes thereto, which were prepared in accordance with International Financial Reporting Standards (hereafter – "IFRS") and included the additional disclosure required under the Securities (Annual Financial Statements) Regulations, 2010.
The interim financial statement is reviewed; it is not audited.

NOTE 3 – PRINCIPAL ACCOUNTING POLICIES:

The principal accounting policies and calculation methods used in preparation of the interim financial statements are consistent with those used in preparation of the annual financial statements as of 31 December 2009 and for the year then ended, except as described below.

Income tax for interim period is included based on the best management's estimate of the weighted average annual income tax rate expected for the full financial year.

DOR ALON ENERGY IN ISRAEL (1988) LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

AT JUNE 30, 2010

 (UNAUDITED)

NOTE 3 – PRINCIPAL ACCOUNTING POLICIES (continued):

a.	Standards and interpretations to existing standards that came into effect and are effective for reporting period commencing on January 1, 2010:

1.
IAS 27 (Amended) – Consolidated and Separate Financial Statements (hereafter – IAS 27R) (in effect for annual periods commencing July 1, 2009 and thereafter). IAS27R requires that the effects of all transactions with non-controlling interest are recorded in equity if there is no change in control and accordingly, no further goodwill or income (loss) will arise from these transactions. IAS27R also discusses the accounting treatment applied upon loss of control in an investee.  Any retained equity interests in the investee are to be remeasured to fair value and the resulting gain or loss is recognized in profit or loss.  The group implements IAS27R prospectively with respect to transactions with non-controlling interests, commencing January 1, 2010.  As to loss of control in partnership held by the company during the 6-month period ended June 30 2010, see note 4 below.

2.	IFRS 3 (revised), ‘Business combinations’ (effective for annual periods commencing from 1 July 2009 or thereafter).
The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through profit or loss. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interests in the acquiree at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs are expensed. The group applies IFRS 3 (revised) prospectively to all business combinations from 1 January 2010.

3.
Amendment of International Accounting Standard No. 17 – "Leases" – (hereafter – "the amendment to IAS 17").  The said amendment is part of the annual improvements project of the IASB published in April 2009.  This Amendment deletes the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. In accordance with the amendment to IAS 17, the requirement to automatically classify a lease of land as operating lease in any case where it is not expected that title would be passed to the lessee at the end of the lease period, is cancelled.  Accordingly, the lease of land would be classified as either "finance" or "operating" lease based on the standard criteria for classification of leases in accordance with IAS 17. The amendment is applied retroactively for annual periods commencing January 1, 2010 or thereafter.  The group applies the amendment to IAS 17 retroactively, commencing January 1, 2010.

The group is a party to several land lease contracts with the Israel Land Administration (hereafter – land leased from the land administration) as well as lease contracts concerning privately owned land.  Through the 2009 financial statements, the group classified the land leased from the land administration and the leases of privately owned land as operating leases; (this, since there was not an option to acquire the land or transfer the ownership in the land to the group at the end of the lease period).  In light of the above amendment to IAS 17, the group reconsidered the classification of land leased from the land administration and land leased from private land owners and reached the conclusion that at date of entering into the lease contracts with the land administration, the present value of the minimal lease payments of its land administration land was significantly close to the full fair value of the lease land and accordingly the company should reclassify the lease of the said land as financial leases.  Accordingly, the company amended the accounting treatment applied to land leased from the land administration, with retroactive effect.

DOR ALON ENERGY IN ISRAEL (1988) LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)

AT JUNE 30, 2010

 (UNAUDITED)

NOTE 3 – PRINCIPAL ACCOUNTING POLICIES (continued):

As to leases of land from private land owners, in cases where the terms of the lease are significantly shorter than the terms of the lease in leases of land from the land administration, group management reached the conclusion that these leases do not meet the definition of financial leases under the provisions of IAS 17; therefore, the group continues to present such leases as operating lease.
In light of the above, due to the first time application of the amendment to IAS 17, the company reclassified a total of NIS 66,422 thousands and NIS 75,432 thousands in the statement of financial position as of June 30, 2009 and December 31, 2009, respectively, from "prepaid expenses in respect of operating lease" to "property, plant and equipment".
Also, as of June 30, 2010, a total of NIS 89,369 thousands is included under "property, plant and equipment"; this amount used to be reported under "prepaid expenses in respect of operating lease" had it not been within the scope of the amendment to IAS 17.

4.
As explained in the group's annual financial statements, there are additional new standards, amendments to existing standards, and interpretations, which came into effect and are mandatory for reporting periods starting January 1, 2010, but their first time application do not have a material effect on the financial statements of the group for the interim period (including comparative figures).

b.	New standards and amendments to additional existing standards that are not yet effective and have not been early adopted by the company:

IFRS 9 – "Financial Instruments"; IFRS 9 was published in November 2009; the standard represents completion of the first phase of a three-phase project for replacement of IAS 39 – "Financial Instruments – Recognition and Measurement" (hereafter – IAS 39) with a new standard.  The first phase that was published replaces those parts of IAS 39 that deal with classification and measurement of financial assets. Set forth below is a summary of the provisions of IFRS 9:

-
Financial assets are classified in accordance with one of the two following categories:  Financial assets that are measured subsequent to initial recognition at fair value and financial assets that are measured after initial recognition at amortized cost.  The decision as to the classification of financial assets into one of the two categories is made on the date of initial recognition.  Classification is based on the manner in which the entity manages its financial instruments (its business model) and on the characteristics of the contractual cash flows of the instruments.

DOR ALON ENERGY IN ISRAEL (1988) LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

AT JUNE 30, 2010

(UNAUDITED)

NOTE 3 – PRINCIPAL ACCOUNTING POLICIES (continued):

-	An embedded derivative where the host contract is a financial asset would be fully classified into one of the two categories mentioned above without separating the derivative from the host contract.
-
A financial asset would be measured at amortized cost subsequent to initial recognition only if the following two conditions are met: (a) the financial asset is held as part of an entity's business model, the goal of which is holding the asset for collecting its contractual cash flows, and (b) the contractual cash flows stemming from the instrument only represent principal and interest payments (i.e., the instrument has basic loan characteristics).

-	Financial assets that are debt instruments, which do not meet the above conditions, would be measured at fair value through profit or loss
-	Financial assets that are equity instruments would be measured at fair value, as follows:
i.	Held for trade equity instruments would be measured at fair value through profit or loss.
ii.
As to the other equity instruments, IFRS 9 allows an entity, on initial recognition, to make an irrevocable election to recognize all changes in fair value in Other Comprehensive Income. There are no transfers from other comprehensive income to profit or loss, not even when the instrument is disposed of. On the other hand, dividends from such designated equity instruments are recognized in profit or loss. Election as above would be made separately for each and every instrument.  Equity instruments for which an election as above was not made shall be measured at fair value through profit or loss. IFRS 9 applies to annual accounting periods commencing on or after 1 January 2013, with earlier application permitted.  At this stage, the company is examining the provisions of the standard, its effect on the company and the timing of its adoption by the company.

Other new standards and amendments to additional existing standards that are not yet effective and have not been early adopted by the company are described in the annual financial statements of the group.

NOTE 4 – TRANSFER OF GAS EXPLORATION OPERATIONS TO A RELATED COMPANY
a)
Through the end of 2009, the company was engaged in investments in the field of exploration and production of oil and natural gas in Israel mainly through holding 95% of the rights in the partnership Dor Natural Gas Explorations – Limited Partnership (hereinafter – “the partnership”).  The remaining 5% in the partnership are held by another wholly owned subsidiary of the company - Dor Alon Gas Technologies Ltd.

On September 30, 2009, the company and Alon Natural Gas Exploration Ltd. - (hereafter - Alon Gas Exploration) entered into an agreement (hereafter – the split agreement) for the transfer of 95% of the company's rights in the partnership, which were held directly by the company until the beginning of 2010.  The parties also agreed that the investments in exploration of oil and natural gas for the period from September 30 through the completion of the split agreement would be financed for Alon Gas Exploration by the company. Also, the under the split agreement, the company would transfer to Alon Gas Exploration all of company's liabilities relating to the investment in the partnership, in effect as from September 30, 2009, including the liabilities for continued investment in gas exploration in accordance with the partnership liabilities in connection with the license and drillings to which it is a partner. Also, under the split procedure, it was agreed that the company would extend Alon Gas Exploration a loan.

DOR ALON ENERGY IN ISRAEL (1988) LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

AT JUNE 30, 2010

 (UNAUDITED)

NOTE 4 – TRANSFER OF GAS EXPLORATION OPERATIONS TO A RELATED COMPANY (continued):

In January 2010, the company and Alon Gas Exploration published a prospectus for the distribution of all Alon Gas Exploration shares held by the company and constituting all the issued and paid share capital of Alon Gas Exploration to its shareholders and for the listing of these shares for trade on the Tel-Aviv Stock Exchange (hereafter – the Stock Exchange), as well as for the issuance to the public of 537,000 new Alon Gas Exploration shares.  In February 2010, the shares of Alon Gas Exploration were listed on the Stock Exchange.

Subsequent to fulfillment of all the pending conditions for performance of the split agreement, including, inter alia, receipt of the approval of the Income Tax Authority for the split in accordance with the provisions of Section 105(a)(1) of the Income Tax Ordinance (New Version), 1961, in February 2010 the oil and natural gas exploration operations were transferred to Alon Natural Gas Exploration and Alon Natural Gas Exploration's shares were distributed as dividend in kind to the company's shareholders.

Subsequent to the transfer of operations to Alon Gas Exploration, the group holds 5% of the rights as a limited partner – through Dor Alon Gas Technologies Ltd.

b)
The effect of the transactions described above on the condensed consolidated financial statements at the time of fulfillment of all the pending conditions is in accordance with the provisions of IAS 27R, as follows:

1)
Recognition of dividend in kind in the total amount of NIS 18,639 thousands, net of taxes as a decrease in the retained earnings of the company, in accordance with the net carrying amount of the partnership's assets and liabilities that were written off and net of loan to Alon Gas Exploration, as follows:

NIS in thousands
Accounts receivable	8,000
Evaluation and exploration oil and gas assets	57,904
Deferred income taxes	(12,388)
Loan to Alon Gas Exploration	(34,877)
18,639

*  The loan is linked to the CPI and bears interest of 5%.

2)	Recognition of the remaining investment – holdings of 5% in the partnership rights, in accordance with the fair value of this investment as of the date of losing control in the partnership.
The valuation technique used by the company to measure the fair value of the remaining investment in the partnership uses the quoted price of Alon Gas Exploration in the active market, after making the adjustments including an additional liability and net of assets of Alon Gas Exploration

DOR ALON ENERGY IN ISRAEL (1988) LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

AT JUNE 30, 2010

 (UNAUDITED)

NOTE 4 – TRANSFER OF GAS EXPLORATION OPERATIONS TO A RELATED COMPANY (continued):

3)
Transfer to the consolidated statement of income of the balance of translation differences in the total amount of NIS 1,504 thousands in respect of the holding in the partnership; through that date, this balance was included in other comprehensive income.

4)	Recognition of the differences that were created – NIS 33,839 thousands – as income in the condensed consolidated statement of loss, net of the tax effect of NIS 6,832 thousands.

c)
The oil and gas exploration and production activities constituted a principal business operation that was separate from the company's other operations.  Therefore, the company presents its operations in the field of exploration and  production of oil and gas in the statement of loss for the 6 month ended June 30, 2010 as a discontinued operation. The "discontinued operation" item included in the condensed statement of income is as follows:

6 months ended June 30, 2010
(Unaudited)
NIS in thousands
Translation differences	(1,504)
Income recognized from disposal of 95%
of holdings in the partnership (see above)	33,839
Taxes on income	(6,832)
25,503

The cash flow from investing activities item in the statement of cash flows includes an investment in natural gas exploration in the total amount of NIS 168 thousands and NIS 33,333 thousands for the six-month period ended June 30, 2010 and for the year ended December 31, 2009, respectively. (a total of NIS 18,542 thousands and NIS 11,882 thousands for the six and three-month periods ended June 30, 2009, respectively).
The said cash flows are attributed to discontinued operation.

d)
After the loss of control in the partnership, the company classified the 5% holdings in the partnership as an available for sale financial assets under the provisions of IAS 39 – "Financial Assets: Recognition and Measurement".  The measurement of the fair value of the investment on each statement of financial position date is based on the valuation technique described in b above.

NOTE 5 - SEGMENT REPORTING:

The group's chief operating decision makers review the company's internal reports in order to evaluate performance and allocate resources.  Group management has set the operating segments based on these reports.

The chief operating decision makers review the performances of the operating segments based on the operating profit.

This measurement basis is not affected by one-off expenses in the operating segments, such as legal fees and impairment of assets where the impairment is a result of a one-off event. Administrative and general expenses of Head Quarters operations, and financial income and expenses are not included in the results of each of the operating segments.

DOR ALON ENERGY IN ISRAEL (1988) LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

AT JUNE 30, 2010

(UNAUDITED)

NOTE 5 - SEGMENT REPORTING (continued):

Additional data provided to the chief operating decision makers except the data provided below is measured in a manner that corresponds with the method of measurement used in the financial statements.

	Fueling and
	Commercial	Direct	Jet fuel	Total
	Sites	marketing	marketing	consolidated
	NIS in thousands
Six months ended June 30, 2010 (unaudited):
Segment revenues	2,445,789	836,229	99,635	3,381,653
Less – government levies	1,093,387	218,204		1,311,591
Net segment revenues	1,352,402	618,025	99,635	2,070,062
Segment profit	81,088	20,590	2,254	103,932
Unallocated corporate expenses				(14,873)
Operating profit				89,059
Financial income				16,878
Financial expenses				63,634
Share in profits of associated companies - net				102
Income before taxes on income				42,405

Six months ended June 30, 2009 (unaudited):
Segment revenues	1,960,806	770,333	145,890	2,877,029
Less – government levies	923,751	251,397		1,175,148
Net segment revenues	1,037,055	518,936	145,890	1,701,881
Segment profit	89,859	15,377	2,560	107,796
Unallocated corporate expenses				(13,148)
Operating profit				96,648
Financial income				19,229
Financial expenses				58,692
Share in losses of associated companies – net				106
Income before taxes on income				55,291

Three months ended June 30, 2010 (unaudited):
Segment revenues	1,281,418	397,872	56,177	1,735,467
Less – government levies	559,874	98,493		658,367
Net segment revenues	721,544	299,379	56,177	1,077,100
Segment profit	48,471	8,623	1,712	58,806
Unallocated corporate expenses				(7,326)
Operating profit				51,480
Financial income				7,418
Financial expenses				39,485
Share in profits of associated companies - net				90
Income before taxes on income				19,503

DOR ALON ENERGY IN ISRAEL (1988) LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

AT JUNE 30, 2010

(UNAUDITED)

NOTE 5 - SEGMENT REPORTING (continued):

	Fueling and
	Commercial	Direct	Jet fuel	Total
	Sites	marketing	marketing	consolidated
	NIS in thousands

Three months ended June 30, 2009 (unaudited):
Segment revenues	1,057,819	387,201	72,861	1,517,881
Less – government levies	476,630	124,497		601,127
Net segment revenues	581,189	262,704	72,861	916,754
Segment profit	57,996	8,494	1,983	68,473
Unallocated corporate expenses				(6,984)
Operating profit				61,489
Financial income				8,018
Financial expenses				39,600
Share in income (losses) of associated companies -
net				44
Income before taxes on income				29,951

Year ended December 31, 2009 (audited):
Segment revenues	4,313,859	1,690,703	242,343	6,246,905
Less – government levies	1,999,675	543,628		2,543,303
Net segment revenues	2,314,184	1,147,075	242,343	3,703,602
Segment profit	170,158	38,096	4,267	212,521
Unallocated corporate expenses				(29,540)
Operating profit				182,981
Financial income				27,107
Financial expenses				132,582
Share in losses of associated companies – net				80
Income before taxes on income				77,586

DOR ALON ENERGY IN ISRAEL (1988) LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

AT JUNE 30, 2010

(UNAUDITED)
NOTE 6 – RECLASSIFICATION

The condensed statements of financial position as of June 30, 2009 include reclassification of the deferred tax balances in the total amount of NIS 13,058 thousands; these balances were reclassified from the deferred income tax item under long-term liabilities to the deferred income tax item under non-current assets.

NOTE 7 – EVENTS IN THE REPORTED PERIOD:

a.
During the period January 27, 2010 through February 7, 2010, holders of Series A debentures of the company converted NIS 57,813,625 par value of Series A debentures into 685,158 ordinary company shares.  As a result of the said conversions, the issued and paid share capital of the company increased from 15,809,720 ordinary shares to 16,494,878 ordinary registered shares of NIS 1 par value each (including 2,388,098 dormant shares held by the company).

In light of the above, the company charged to its shareholders equity an amount of NIS 70,213 thousands, as against a liability in respect of convertible debentures.

b.	A cash dividend in the total amount of NIS 25,000 thousands was distributed on April 12, 2010 out of retained earnings as of December 31, 2009.

c.
In May 2010, the company was informed by its controlling shareholder – Alon Israel Oil Company Ltd. (hereafter – Alon) – that an agreement was signed between Alon and Blue Square Israel Ltd. (hereafter – Blue Square) – a subsidiary of Alon; under the said agreement, Blue Square will acquire all of Alon's holdings in the company (app. 80%).  Consummation of the agreement is subject to receipt of approvals required under law.

d.
On June 27, 2010, a statement of claim and a request to approve the claim as a class action and as a derivative claim was lodged against the company, members of the Board of Directors of the company and the parent company – Alon Israel Oil Company (hereafter – Alon).

The claim was lodged by holders of Series A company debentures that wish to represent the holders of Series A company debentures as of February 7, 2010, who did not convert the debentures into company shares.
In their claim, the plaintiffs claim that the distribution (on February 9, 2010) of the shares of Alon Natural Gas Exploration Ltd. to company's shareholders was an unlawful distribution. The plaintiffs also claim that the company should have adjusted the Series A debentures' conversion rate following the distribution of shares as above.
The plaintiffs request that the Court would oblige Alon and the members of the company's Board of Directors to return to the company the shares that were distributed as above; alternatively, the plaintiffs request that the company will be required to adjust the conversion rate of the debentures to the "EX Rate" subsequent to the distribution; alternatively, the plaintiffs seek damages for non adjustment of the conversion rate.
The company has not yet replied to the claim; however, company's management believes, based on the opinion of its legal advisors that the chances that the claim would be allowed are lower than 50%, therefore, the company did not include a provision in its financial statements.

DOR ALON ENERGY IN ISRAEL (1988) LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

AT JUNE 30, 2010

 (UNAUDITED)

NOTE 8 – SUBSEQUENT EVENTS:

On July 21, 2010, a statement of claim against New Dorgas Ltd. (a subsidiary, hereafter – New Dorgas) and a request to approve the claim as a class action were received in the company's offices; the amount claimed is NIS 100 million.
According to the statement of claim, under Section 8(8) of the Prices Stabilization in Commodities and Services Order (Temporary Provision) (Maximal Prices of Oil Products), 1996, the amount specified in the gas bill paid by bank standing order also includes the bank's commission in respect of payment of the bill.
The plaintiff claims that she paid her gas bills using a bank standing order and thereby was charged for the bank commission for such payments.
New Dorgas is currently peruses the statement of claim and sets up its defenses. In the opinion of the company's legal advisors, based on a Court ruling issued regarding this issue, the chances that the claim will be allowed are lower than 50%. Accordingly, the company did not include a provision in its accounts for this claim.
_______________________
___________________________
________________________

Dor Alon Energy Israel (1988) Ltd

Directors' report on the corporation state of affairs in the six- and three-month period ended June 30, 2010

Board's explanation of the corporation state of affairs in the six- and three-month period ended June 30, 2010

Under Regulation 39A of the Israel Securities Regulations (Periodic and Immediate Reports) of 1970, this report will provide details of material changes and development in the company's business relating to any matter that has to be reported in the company's periodic report and that took place since the date of issuing the 2009 periodic report of the company and through the date of issuing this interim report.  We wish to clarify that as a general rule, the description in this interim report includes only information that the company believes to be material.  However, in some cases, for the purpose of providing a more complete picture, the company included descriptions that exceed the required disclosure, including information it believes is not necessarily material.

This update was written on the assumption that reading this interim report is accompanied by the 2009 financial statements of the company as made public via Magna on March 17, 2010 (ref. 2010-01-419430).

1.	General

1.1
The company and its affiliates (hereinafter: "the group") is in the business of developing, construction and operation of fueling stations, their adjacent commercial centers, convenience stores and direct marketing of distillates to customers.

1.2
In January 2010, the company completed a spinoff of its gas exploration operations by transferring 95% of interest in Dor Gas Exploration Limited Partnership, which is engaged in gas exploration, and the liabilities attributed to this investment to Alon Natural Gas Exploration Ltd, and then issued the shares of Alon Gas Exploration Ltd to all company shareholders and issuing additional shares of Alon Gas Exploration Ltd to the public.  The spin off was approved by the Israel Tax Authority (via a pre ruling) on January 26, 2010.  See also note 4 to the financial statements.

1.3
In May 2010, the company was informed by its controlling shareholder, Alon Israel Oil Company Ltd (hereinafter: "Alon") that it entered into an agreement with Blue Square Israel (hereinafter: "Blue Square") or by its new name "Alon Holdings in Blue Square Israel Ltd), which is a subsidiary of Alon, whereby Blue Square purchased from Alon all holdings of Alon (80%) in the company.  Implementing the agreement is subject to obtaining required legal approvals.

1.4	Segments of Dor Alon

The company has three operating segments (see more detailed information in the financial statements):

1.4.1
Retail fueling and commerce segment – The activity in this segment includes the development, construction and operation of retail fueling stations, most accompanied by company-owned convenience stores, independent convenience stores and private fueling stations, marketing and supplying oil products and other merchandise in the fueling and commerce locations, the independent convenience stores and internal fueling stations (hereinafter: "the fueling and commerce segments").

1.4.2	Direct marketing segment – Activity in this segment includes marketing oil products to institutional, industry and retail customers.

1.4.3	Jet fuel marketing segment (hereinafter: "jet fuel segment") – Operations in this segment includes marketing jet fuel to civilian airlines and an investment in a company providing aviation services.

1.4.4	In addition, the company holds a 5% interest in Dor Gas Exploration Limited Partnership.

1.5	Key information relating to the corporate business description section

1.5.1
Fuel price volatility – The main factors affecting fuel prices in Israel are the price of oil products in some Mediterranean markets, foreign exchange rates and excise rates levied on fuel in Israel. In the first quarter of 2009, fuel prices were down, and then reversed since the first quarter of 2009.  The first half of 2010 was characterized by moderate changes in fuel prices. These changes have a direct impact on the financial outcomes of the company.

1.5.2
Transferring oil exploration activity from the company to Alon Gas Exploration by way of a spin off became effective on October 1, 2009.  In the spin off, the company transferred to Alon Gas Exploration 95% of interest in Dor Gas Exploration Limited Partnership, which is active in gas exploration.  In addition, as part of the spin off procedure and based on a prospectus issued by the company and Alon Gas Exploration on January 29, 2010, the company distributed to company shareholders all shares of Alon Gas Exploration it held, which constituted the entire issued and paid up share capital of Alon Gas Exploration. The spin off procedure was approved by the Israel Tax Authority (via a pre-ruling) on January 26, 2010.

2.	An analysis of the financial statements for the six- and three months ended June 30, 2010 and 2009

The financial statements present the results of the company and its subsidiary.

2.1	Explanation of changes between periods

Sales – Total sales (including government levies) increased by 14.3% in the three months ended June 30, 2010 over the corresponding quarter last year.  Sales (including government levies) rose 17.5% in the six months ended June 30, 2010 over the corresponding period last year.  This increase is primarily due to higher fuel prices between the periods. This gain was offset by the drop in jet fuel sales.

Net sales – Sales net of government levies (hereinafter: "net sales") increased in the three months ended June 30, 2010 by 17.5% over the same quarter last year. The six months ended June 30, 2010 saw a 21.6% surge over the corresponding period of last year.

Net sales in the fueling and commerce outlets in the three months ended June 30, 2010 increased by 24.1% over the corresponding quarter.  The six months ended June 30, 2010 saw a sharp 30.4% compared to the corresponding period of last year. This increase was primarily due to the up movement of fuel prices between the periods.

Net sales in the direct marketing segment in the three months ended June 30, 2010 were up 14% compared to the corresponding quarter last year. The six months ended June 30, 2010 increased by 19.1% compared to the corresponding period last year. The increase between the quarter and the periods mainly stemmed from the increase in fuel prices between the periods.

Net sales in the jet fuel marketing segment in the three months ended June 30, 2010 declined by 22.9% over the corresponding quarter.  Sales in the six months ended June 30, 2010 declined by 31.7% compared to the corresponding period. Most of this decrease was a result of a lower volume of sales.

Gross profit – The gross profit in the three months ended June 30, 2010 was up by 2.3% over to the corresponding quarter of last year. That figure for the six month ended June 30, 2010 grew by 6.4% over to the corresponding period.

This growth in gross profit from the corresponding quarter and period of last year is accounted for by growth in sales of fueling station following of an addition of independently owned stations, new fueling and commerce outlets and an increase in sales of convenience store of the chain.

The increase in gross profit was set off from the change in fuel prices between the quarters and periods.

The company does not mention the gross profit rate, since the retail margin the company earns from selling fuel products is set in NIS per kiloliter/ton and is not linked to the change in fuel prices.

Sales, administrative and general expenses – In the three months ended June 30, 2010 this item rose by 11.1% over the corresponding quarter last year. In the six months ended June 30, 2010, these expenses went up 11.2% between the periods. This increase between the periods is attributed to opening new fueling-commerce outlets and transferring stations to independent operations.

Operating income – In the three month ended June 30, 2010, this figure decreased 16.3% compared to the corresponding quarter last year, and 5.9% in the six months ended June 30, 2010. The operating income by segments is as follows:

The fueling and commerce outlets segments in the three months ended June 30, 2010 decreased by 16.4% compared to the corresponding period last year.  In the six months ended June 30, 2009, this figure was down 9.8%.  The decrease in operating income between the periods was a result of transferring a number of fueling and commerce outlets to independent operation, and opening convenience stores in fueling stations and independently operated stores in 2009 and 2010, leading to an increase in operating expenses as early as the date of opening the stores.  These stores began to fully contribute to sales only after a maturation period. Additionally, operating income was affected by the change in fuel prices in the period, as explained above in the analysis of gross profit.

The direct marketing segment experienced a 1.5% increase in the three months ended June 30, 2010 compared to the corresponding quarter of last year.  In the six months ended in June 30, 2010, this figure climbed 33.9% over the corresponding period of last year.  This increase was primarily caused by the effect of the Israeli operation "Cast Lead" in Gaza and a decrease in fuel prices in the first quarter of 2009.

The jet fuel marketing segment was down 13.7% in the three months ended June 30, 2010, and 11.9% and the six months ended June 30, 2009 compared to the corresponding periods last year.  The decrease was driven by slower sales and changes in the exchange rate of the dollar.

Net finance expenses – In the three months ended June 30, 2010, this item grew by 1.5% over the corresponding quarter of last year. In the six months ended June 30, 2010, net finance expenses increased by 18.5%.  This increase is attributed to inflation and fluctuations in the exchange rate of the dollar.

Income from continued operations – In the three months ended June 30, 2010, this item decreased by 33.1% compared to the corresponding quarter last year.  In the six months ended June 30, 2010, this item fell by 19.1% compared to the corresponding period last year.

Income from discontinued operations – In the reported period, the company posted a NIS 25.5 million in income from disposing of 95% of interest in a gas exploration partnership, net of tax.

Net income – In the three months ended June 30, 2010, net income was NIS 14.2 million, a 33% decrease from the corresponding period last year. The six months ended June 30, 2010 net income amounted to NIS 57.4 million, a 45.6% increase from the corresponding period last year.

2.2	Financial position, liquidity and finance sources

Financial position

Assets – Total current assets as of June 30, 2010 amounted to NIS 1,405.5 million, or 51.6% of total assets, compared to NIS 1,407.7 million or 52.9% of total assets as of December 31, 2009.

The depreciated balance of property, plant and equipment (PPE) as of June 30, 2010 amounted to NIS 920 million, accounting for 33.8% of total assets, compared with the depreciated balance at December 31, 2009 of NIS 868.1 million, or 32.6% of total assets. Most of this increase arose on purchasing land and locations of fueling-commerce outlets.

Liabilities – Current liabilities as of June 30, 2010 amounted to NIS 1,326.2 million, or 48.7% of total assets, compared with NIS 1,211.6 million, or 45.5% of total assets as of December 31, 2009.  The change mainly stemmed from an increase in borrowings and short-term loans.

Equity – Total equity of the company as of June 30, 2010 amounted to NIS 406.3 million, or 14.9% of total assets, compared with NIS 326.6 million, or 12.3% as of December 31, 2009.

Financing sources – Ongoing operations of the company are financed by short-term bank loans.

Net long-term liabilities (long-term loans and bonds) amounted on June 30, 2010 to NIS 985 million, compared to NIS 1,119 million as at December 31, 2009.

Liquidity – The current ratio as of June 30, 2010 is 1.06 and the quick ratio is 0.98, compared to 1.16 and 1.06 at December 31, 2009, respectively.
Net cash from operating activity in the three months ended June 30, 2010 amounted to NIS 45 million, down from NIS 96 million in the corresponding quarter.

Net cash from operating activities in the six months ended June 30, 2010 amounted to NIS 166 million, down from NIS 218 million in the corresponding period.  This drop in cash flows from operating activities was mainly caused by a change in working capital. In the six months ended June 30, 2010, fuel prices moderately increased, compared to a significant decline in fuel prices in the corresponding period.

Net cash used in investing activities in the three months ended June 30, 2010 were up NIS 6.9 million over the corresponding quarter. This increase resulted from providing a long-term loan in the three months ended June 30, 2010.

Net cash used in investing activities in the six months ended June 30, 2010 rose by NIS 37.9 million compared to the corresponding period. This increase was primarily created by investing in PPE and financial assets at fair value that was set off by repayments of long-term loans provided by the company.

Net cash used for financing activities in the three months ended June 30, 2010 amounted to NIS 31.8 million, compared to net cash of NIS 146.4 million used in financing activities in the corresponding quarter. This figure in the six months ended June 30, 2010 was NIS 62.5 million, compared to net cash of NIS 129 million used in financing activity in the corresponding period.  The change between quarter and periods stemmed mainly from a decrease in the volume of bond repayments and receiving long-term loan, set off by a payment of dividend.

3.           Exposure to market risks

In the first half of 2010, no material changes occurred in the market risk the company is exposed to, the risk policy, the officers responsible for risk management and the implementation of these policies compared to those presented in the company's directors' report as of December 31, 2009.

4.           Disclosure of available-for-sale financial assets

The company recognized in the reported period an after-tax total of NIS 6,331 million, associated with impairment of an available-for-sale equity financial instrument, following a 19% decrease in its fair value relative to its original cost.

In testing the available-for-sale financial asset for impairment, the gap between its fair value and original cost was examined, while taking into account the standard deviation of the instrument price over the time where the fair value of the instrument was lower than its original cost and changes in the technology, economic, legal or market environment of the company issuing the instrument.

5.           The process of approving the financial statements

5.1	The functions charged with oversight in the company:

The company's board is the body responsible for oversight. The board discusses the financial statements of the company and approves them, this after the board is handed draft financial statements in advance prior to the directors meeting.

5.2	Review of processes implemented by the oversight functions in the company prior to approving the financial statements:

During the board meeting for discussing and approving the financial statements, Mr. Zeev Cohen, CFO provides a detailed presentation of financial statements highlights and main issues, including transactions that were not done in the normal course of business, if any, material assumptions and critical estimates applied in preparing the statements, reasonableness of data, the accounting policy implemented and changes in it, and the compliance with appropriate disclosure in the financial statements and accompanying information.  Mr. Israel Yaniv, CEO, presents the day-to-day operations of the company and their effect on company results. He then presents material issues to the board.

The board has resolved that at least two members will have expertise in financial accounting.  In practice, most board members have financial accounting directors, including the two independent directors. The independent auditors of the company are invited to the meeting where the financial statements are discussed and approved.

The internal auditor is also invited to the board meeting for discussing and approving the financial statements, as well as company accountant and legal advisor.  The discussion is followed by a vote on the approval of the financial statements.

6.	Disclosure on actions taken by the company to comply with the provisions on the effectiveness of internal controls over financial reporting and disclosure

On November 29, 2009, the Finance Committee of the Knesset (the Israeli parliament) passed an amendment to the Securities Regulations (Periodic and Immediate Reports) of 1970 (hereinafter: "the amendment"). This amendment requires all reporting corporations whose securities are listed on the Tel Aviv Stock Exchange to declare the effectiveness of their internal control over financial reporting and disclosure.

The company began to prepare for compliance in early 2009. A program was devised for preparing a compliance project, including setting the required scope of work based on a risk assessment regarding financial reporting and disclosure, forming detailed timelines and setting up administrative bodies to oversee the progress of the project in group subsidiaries.

The company appointed a team to lead the project, headed by Mr. Haim Gutman, Vice CEO. Other team members are Mr. Zeev Cohen, CFO and Mr. Uri Hemo, VP Economy and Control.

The processes that the group perceives as critical for financial reporting and disclosure in the consolidated financial statements are:

a.        The financial statements closing process
b.        Revenue processes
c.        PPE process
d.        IT General controls (ITGC).

Following is a disclosure of actions undertaken by the group/company since then through to the date of the interim financial statements for the quarter ended June 30, 2010:

The company went through a risk assessment procedure of its internal controls, which served as a basis for documenting existing business processes and internal controls over financial reporting and disclosure.  Also, an analysis was conducted of existing gaps in internal control design over financial reporting and disclosure.

7.            Events in the reported period

7.1	On April 13, 2010, the company paid to shareholders a cash dividend of NIS 25 million.

7.2
In May 2010, the company was notified by its controlling shareholder Alon Israel Oil Company Ltd. (hereinafter: "Alon") on an agreement entered into between Alon and Blue Square Israel Ltd (hereinafter: "Blue Square"), which is a subsidiary of Alon, under which Blue Square will purchase from Alon all holdings of Alon in the company (approximately 80%).  Going ahead with this agreement is subject to required legal approvals.

7.3	On June 27, 2010, a suit, a request for class action and a derivative suit were brought against the company, active directors and Alon.

The action was filed by some holders of Series A bonds of the company, who ask to represent all Series A holders on February 7, 2010 not converting the bonds into company shares.

In the request, the claimants argued that the allocation of Alon Natural Gas Exploration Ltd on February 9, 2010 to company shareholders was prohibited. Also, the claimants said that the conversion rate of Series A bonds had to be adjusted following the allocation.

The claimants asked the court to obligated Alon and the directors of the company to return to the company the shares allocated.  Alternatively, the claimants asked to force an adjustment of the conversion rate of the bond to be at the x-rate following the allocation. Alternatively still, the claimants ask for monetary indemnification for the damage caused to them due to the lack of adjustment of conversion rate.

The company has yet to respond to this request, but management believes, based on the opinion of its legal counsel, that the likelihood of this claim to be successful are lower than 50%, and therefore, made no provision in its financial statements.

8.           Subsequent events

8.1
On July 21, 2010, a statement of claim and a request for class action against a subsidiary of the company – New Dor Gas Ltd (hereinafter - "the subsidiary") – were received in company offices, totaling NIS 100 million.

The statement of claim argues, pursuant to Section 8(8) to the Decree of Price Stability of Products and Services (Temporary Provision) (Maximum Oil Product Prices) of 1996, that paying a gas bill through the bank includes a bank fee for that payment. The claimant said paid its gas bills through the bank and was charged bank fees on these payments.

The company is currently studying the statement of claim and develops its line of defense.  Its legal counsel believes, based on a previous court decision on this issue, the chances of the claim to be accepted are lower than 50%, and therefore, the company did not provide for it in the financial statements.

8.2	On August 12, 2010, the Israeli rating agency, Midrug Ltd, re-assigned a stable A2 rating to the Series C and Series D bonds, issued by the company in September 2009.

8.3
In July 2010, the credit card intercharge fee paid by fuel marketing companies to credit cards providers for transactions in fueling stations was raised. The change will apply to occasional customer (i.e. not members of any loyalty program) paying with credit cards and will somewhat affect company profitability. The company is now active to minimize the effect on its profitability.

David Weisman A joint Chairman of the Board - active	Itzhek Badder A joint Chairman of the Board	Israel Yaniv CEO

 August 17, 2010